American Goldrush Corporation

1155 West Pender, Suite 708

Vancouver, BC, Canada V6E 2P4

May 12, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Susan Min

Re:	American Goldrush Corporation
Registration Statement on Form F-1, as amended
Registration No. 333-120722________________

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), American Goldrush Corporation hereby requests that the Registration Statement described above be accelerated so that it will become effective, on May 19, 2005 at 3:00 p.m. eastern standard time, or as soon as practicable thereafter.

Thank you for your cooperation.

Very truly yours,

American Goldrush Corporation

By:	/s/ Ronald C. Blomkamp

Ronald Co. Blomkamp, Chairman, President and Chief Executive Officer